SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K/A


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of December, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




SUCCESSFUL EXECUTION OF PLAN OF REORGANIZATION OF CORPORACION DURANGO


One of the most efficient financial restructurings in the industry Fair and equitable transaction for all parties
New and stronger financial fundamentals for the company


Durango, Dgo., Mexico, December 29, 2004 - Corporacion Durango, S.A. de C.V. (BMV: CODUSA) (the Company or Corporacion Durango), today announced that recognized creditors holding recognized claims of Corporacion Durango in a principal amount sufficient to confirm a plan of reorganization under the Mexican business reorganization law have executed an agreement approving the Companys plan of reorganization. The Company expects that the Mexican court presiding over the Companys concurso mercantil proceeding will confirm the Companys plan of reorganization in early 2005. Once confirmed by the judge, the plan of reorganization will be binding on all of the Companys unsecured creditors.

The Companys secured creditors and the non-financial creditors of the Companys operating subsidiaries, including their employees, vendors, suppliers and customers, will not be affected by the plan of reorganization.

Miguel Rincon, Chairman of Corporacion Durango, commented: We are pleased to be able to announce the signing of our plan of reorganization. We believe that the terms of the plan of reorganization are fair and equitable to all our stakeholders. The plan of reorganization will result in a more adequate and competitive capital structure for Corporacion Durango and substantially enhance the financial flexibility of the Company and its operating subsidiaries.

Under the plan of reorganization, the Companys unsecured creditors will receive new debt equal to 85% of the outstanding principal amount of their recognized claims. The Companys unsecured bank creditors will amend and restate their existing loans as Series A Loans in an aggregate principal amount of approximately $116.1 million. The holders of the Companys other unsecured indebtedness, including the Companys 12 5/8% Senior Notes due 2003, 13 1/8% Senior Notes due 2006, 13 1/2% Senior Notes due 2008 and 13 3/4% Senior Notes due 2009, will receive Series B Notes in an aggregate principal amount of approximately $433.8 million in exchange for their debt. In addition, all such creditors will receive an aggregate of 17% of the Companys capital stock on a fully diluted basis.


The Series A Loans and Series B Notes will be guaranteed by certain of the Companys subsidiaries, and will be secured ratably by real estate and other fixed assets of the Company and certain of the Companys Mexican subsidiaries and the common shares of two of the Companys subsidiaries.

Copies of the Companys plan of reorganization, including the forms of the agreements that will govern the Series B Notes, have been filed by the Company with the Securities and Exchange Commission under cover of Form T-3. Such information is available at the SECs website: http://www.sec.gov/Archives/edgar/data/925262/000095014404012453/0000950144-
04-012453-index.htm

Corporacion Durango is: 1) the largest producer of containerboard in Mexico through its Grupo Durango division; 2) the largest Mexican producer of newsprint through its Pipsamex division; 3) the largest manufacturer of corrugated containers in Mexico through its Titan division; 4) a leading independent paper and packaging producer in the U.S. through its McKinley division; and 5) one of the largest manufacturers in Mexico of uncoated free-sheet and multi-wall sacks.

This press release is not an offer to sell or a solicitation of an offer to buy any securities of the Company. The Series A Loans, the Series B Notes and the shares of the Companys capital stock to be issued upon the consummation of the plan of reorganization have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.
SS RELEASE

Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durangos reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.



 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  December 29, 2004		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer